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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 79

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                        ---------------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                                -----------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 200 West Street
                            New York, New York 10282
                            Telephone: (212) 902-1000

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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 January 1, 2012

           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
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CUSIP NO. 38141G 10 4                13D
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1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting solely of Covered Persons(1)             (a)   [x]
     As to a group consisting of persons other than Covered Persons    (b)   [x]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
     TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
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               7.   SOLE VOTING POWER: 0
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  NUMBER OF    8.   SHARED VOTING POWER (See Item 6) (Applies to each person
   SHARES           listed on Appendix A.)
BENEFICIALLY        19,977,496 Voting Shares(2) held by Covered Persons
  OWNED BY          4,092 Shared Ownership Shares held by Covered Persons(3)
   EACH             44,187,658 Sixty Day Shares held by Covered Persons(4)
  REPORTING         3,594,798 Other Shares held by Covered Persons (5)
   PERSON      -----------------------------------------------------------------
    WITH       9.   SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
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               10.  SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,764,044
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.79%
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14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

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(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 379,556 shares of Common Stock held by 20 private charitable foundations established by 19 Covered Persons; (ii) 3,211,942 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 3,300 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                       ITEM 6
                                     CITIZENSHIP
                                   (UNITED STATES
       ITEM 1                     UNLESS OTHERWISE
NAMES OF REPORTING PERSONS            INDICATED)
--------------------------       --------------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                            UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                            Korea
Philippe J. Altuzarra                   France
William D. Anderson, Jr.
Dalinc Ariburnu                       UK/Turkey
Philip S. Armstrong                       UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Gareth W. Bater                           UK
Jonathan A. Beinner
Tracey E. Benford
Milton R. Berlinski                The Netherlands
Philip R. Berlinski                  Belgium/USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                           UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Dorothee Blessing                      Germany
Vivek Bohra
Oliver R. Bolitho                         UK
Stefan R. Bollinger                  Switzerland
Johannes M. Boomaars               The Netherlands
Robert D. Boroujerdi
Alison L. Bott                            UK
Patrick T. Boyle                          UK
Sally A. Boyle                            UK
Christoph M. Brand                     Germany
Stephen Branton-Speak                     UK
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Jason M. Brown                            UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                       China/Hong Kong
Richard M. Campbell-Breeden               UK
Philippe L. Camu                       Belgium
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Donald J. Casturo
Lik Shuen David Chan                  Hong Kong
Chia-Lin Chang                          Taiwan
Sonjoy Chatterjee                       India
R. Martin Chavez
Martin Cher                           Singapore
Andrew A. Chisholm                      Canada
Steven N. Cho
David Chou                                UK
Thalia Chryssikou                       Greece
Jane P. Chwick
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                        South Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                   Ireland/USA
Karen R. Cook                             UK
Edith W. Cooper
Kenneth W. Coquillette
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Cyril Cottu                             France
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                     Australia
John S. Daly                           Ireland
Stephen D. Daniel                       Canada
Diego De Giorgi                         Italy
Michael G. De Lathauwer                Belgium
Francois-Xavier de Mallmann      France/Switzerland
Daniel L. Dees
Mark F. Dehnert
Massimo Della Ragione                   Italy
Alexander C. Dibelius                  Germany
Joseph P. DiSabato
Michele I. Docharty
Albert F. Dombrowski

                                       ITEM 6
                                     CITIZENSHIP
                                   (UNITED STATES
       ITEM 1                     UNLESS OTHERWISE
NAMES OF REPORTING PERSONS            INDICATED)
--------------------------       --------------------
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                          France
Kenneth M. Eberts III
Edward K. Eisler                       Austria
David P. Eisman
Jason H. Ekaireb                          UK
Charalampos Eliades                     Greece
Kathleen G. Elsesser
Peter C. Enns                           Canada
L. Brooks Entwistle
Christopher H. Eoyang
James P. Esposito
Michael P. Esposito
J. Michael Evans                        Canada
Carl Faker                          France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                       Italy/USA
Wolfgang Fink                          Germany
Samuel W. Finkelstein
Elisabeth Fontenelli
Colleen A. Foster
Orit Freedman                           Israel
Matthew T. Fremont-Smith
Christopher G. French                     UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                           India
Gonzalo R. Garcia                       Chile
James R. Garman                           UK
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Justin G. Gmelich
Richard J. Gnodde                Ireland/South Africa
Jeffrey B. Goldenberg
Andrew M. Gordon
Paul Graves                               UK
Michael J. Graziano
Stefan Green                          Australia
David J. Greenwald
Michael J. Grimaldi
Peter Gross
Celeste A. Guth
Jonathan J. Hall                          UK
Dylan S. Halterlein
Elizabeth M. Hammack
Jan Hatzius                            Germany
Keith L. Hayes                            UK
David B. Heller
Bruce A. Heyman
Stephen P. Hickey
Martin Hintze                          Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                           UK
Margaret J. Holen
Dane E. Holmes
Philip Holzer                          Germany
Ning Hong                               China
Shin Horie                              Japan
James P. Houghton                         UK
Ronald Hua                            Taiwan/USA
Paul J. Huchro
Ming Yunn Stephanie Hui              UK/Hong Kong
Alastair J. Hunt                        UK/USA
Hidehiro Imatsu                         Japan
Timothy J. Ingrassia
William L. Jacob III
Christian W. Johnston                 Australia
Andrew J. Jonas
Adrian M. Jones                        Ireland
Eric S. Jordan
Pierre-Emmanuel Y. Juillard             France
Andrew J. Kaiser
Vijay M. Karnani                        India
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                     Greece
Christopher Keogh
Richard A. Kimball, Jr.
Peter Kimpel                           Germany
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                         Japan
Shigeki Kiritani                        Japan
Michael E. Koester

                                       ITEM 6
                                     CITIZENSHIP
                                   (UNITED STATES
       ITEM 1                     UNLESS OTHERWISE
NAMES OF REPORTING PERSONS            INDICATED)
--------------------------       --------------------
Lee Guan Kelvin Koh                   Singapore
J. Christopher A. Kojima              Canada/USA
Adam M. Korn
David J. Kostin
Jorg H. Kukies                         Germany
Eric S. Lane
Michiel P. Lap                     The Netherlands
Andre Laport Ribeiro                    Brazil
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                        Australia
Ronald Lee
Geoffery Y.A. Lee                      Malaysia
David A. Lehman
Tim Leissner                        Brazil/Germany
Todd W. Leland
Laurent Lellouche                       France
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                       France
Hughes B. Lepic                         France
Wayne M. Leslie                           UK
John R. Levene                            UK
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Leland Lim
Ryan D. Limaye
Anthony W. Ling                           UK
Hao Cheng Liu
Lindsay P. LoBue
Victor M. Lopez-Balboa
Antigone Loudiadis                    Greece/UK
David B. Ludwig
Peter J. Lyon
Paula B. Madoff
John A. Mahoney
Puneet Malhi                              UK
Raghav Maliah                           India
Matthew F. Mallgrave
David M. Marcinek
Alain Marcus
Serge Marquie                           France
Alison J. Mass
Robert A. Mass
Kathy M. Matsui
George N. Mattson
Alastair J.C. Maxwell                     UK
John J. McCabe
Matthew B. McClure                        UK
Patrick S. McClymont
Dermot W. McDonogh                     Ireland
John J. McGuire, Jr.
John W. McMahon

James M. McMurdo                     Australia/UK
James A. McNamara
Richard P. McNeil                      Jamaica
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Anthony J. Miller                     Australia
Michael J. Millette
Milton R. Millman III
Christopher Milner                        UK
Christina P. Minnis
Peeyush Misra                           India
Bryan P. Mix
Masanori Mochida                        Japan
Timothy H. Moe                         Ireland
Philip J. Moffitt                     Australia
Atosa Moini                              Iran
Ricardo Mora
J. Ronald Morgan III

Simon P. Morris                           UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                  UK
Donald R. Mullen
Takashi Murata                          Japan
Arjun N. Murti
Marc O. Nachmann                     Germany/USA
Kenichi Nagasu                          Japan
Ezra Nahum                            France/USA
Jeffrey P. Nedelman
Anthony Noto
Gavin G. O'Connor
L. Peter O'Hagan                      Canada/USA
Brett A. Olsher                         UK/USA
Terence J. O'Neill                        UK
Timothy J. O'Neill
Peter C. Oppenheimer                      UK
Nigel M. O'Sullivan                       UK
Fumiko Ozawa                            Japan
Craig W. Packer
Gregory K. Palm

                                       ITEM 6
                                     CITIZENSHIP
                                   (UNITED STATES
       ITEM 1                     UNLESS OTHERWISE
NAMES OF REPORTING PERSONS            INDICATED)
--------------------------       --------------------
Konstantinos N. Pantazopoulos           Greece
James R. Paradise                         UK
Sheila H. Patel
Nirubhan Pathmanabhan                     UK
Jonathan Mark Penkin               UK/South Africa
Daniel P. Petrozzo
David B. Philip
Stephen R. Pierce
Michelle H. Pinggera                      UK
Dhruv Piplani                           India
Kenneth A. Pontarelli
Ellen R. Porges
Dina Powell
Gilberto Pozzi                          Italy
Kevin A. Quinn
Jean Raby                               Canada
Lorin P. Radtke
John J. Rafter                         Ireland
Sumit Rajpal                            India
Richard N. Ramsden                        UK
Krishna S. Rao                         UK/India
Sara E. Recktenwald
Andrew K. Rennie                     Australia/UK
James H. Reynolds                       France
Michael J. Richman
Stuart Riley                              UK
Michael Rimland
Luigi G. Rizzo                          Italy
Lora J. Robertson
Karl J. Robijns                        Belgium
Elizabeth A. Robinson
John F. W. Rogers
Scott A. Romanoff
Simon A. Rothery                      Australia
Peter C. Russell
Paul M. Russo
David C. Ryan
Katsunori Sago                          Japan
Ankur A. Sahu                           India
Guy E. Saidenberg                       France
Pablo J. Salame                        Ecuador
Julian Salisbury                          UK
Luke A. Sarsfield III
Muneer A. Satter
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Stephen B. Scobie                         UK
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                           UK
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich             Russia/USA
Lisa M. Shalett
Daniel M. Shefter
Heather K. Shemilt                      Canada
Magid N. Shenouda                         UK
Michael S. Sherwood                       UK
Suhail A. Sikhtian
Gavin Simms                               UK
Michael L. Simpson
Marshall Smith
Sarah E. Smith                            UK
David M. Solomon
Mark R. Sorrell                           UK
Theodore T. Sotir
Christoph W. Stanger                   Austria
Esta E. Stecher
Laurence Stein                     South Africa/USA
Carl Stern
John D. Storey                        Australia
Patrick M. Street                         UK
Steven H. Strongin
Ram K. Sundaram                         India
J. Richard Suth
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Shahriar Tadjbakhsh
Jasper Tans                        The Netherlands
Patrick Tassin de Nonneville            France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Klaus B. Toft                          Denmark
Jeffrey M. Tomasi
David G. Torrible                     Canada/UK
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                          Japan
Richard J. Tufft                          UK

                                       ITEM 6
                                     CITIZENSHIP
                                   (UNITED STATES
       ITEM 1                     UNLESS OTHERWISE
NAMES OF REPORTING PERSONS            INDICATED)
--------------------------       --------------------
Greg A. Tusar
Eiji Ueda                               Japan
Toshihiko Umetani                       Japan
Kaysie P. Uniacke
Lucas van Praag                           UK
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Andrea Vella                            Italy
Philip J. Venables                        UK
Simone Verri                            Italy
Jeffrey L. Verschleiser
Robin A. Vince                            UK
David A. Viniar
Andrea A. Vittorelli                    Italy
Alejandro Vollbrechthausen              Mexico
Daniel Wainstein                        Brazil
John E. Waldron
Paul Walker
Kevin A. Walker                           UK
Robert P. Wall
Theodore T. Wang                        China
Alasdair J. Warren                        UK
John S. Weinberg
Martin M. Werner                        Mexico
Matthew Westerman                         UK
Elisha Wiesel
C. Howard Wietschner
David D. Wildermuth
John S. Willian
Andrew F. Wilson                     New Zealand
Dominic A. Wilson                         UK
Steve Windsor                             UK
Michael K. Wise
Samuel J. Wisnia                        France
Martin Wiwen-Nilsson                    Sweden
Andrew E. Wolff
Jon A. Woodruff
Kent J. Wosepka
Neil J. Wright                            UK
Denise A. Wyllie                          UK
Chang-Po Yang                           China
Shinichi Yokote                         Japan
W. Thomas York, Jr.
Wassim G. Younan                      Lebanon/UK
Paul M. Young
Paolo Zannoni                           Italy
Yoel Zaoui                              France
Xing Zhang                              China
Xudong Zhang                            China
Han Song Zhu                            China

REPORTING ENTITIES

         ITEM 1                                            ITEM 6           NAME OF ESTABLISHING
      NAME OF ENTITY               TYPE OF ENTITY   PLACE OF ORGANIZATION      COVERED PERSON
Anahue Limited                      Corporation            Jersey               Andrew A. Chisholm
Campbell-Breeden 2004 Settlement       Trust                 UK             Richard M. Campbell-Breeden
Drayton 2004 Settlement                Trust                 UK                  Karen R. Cook
French 2004 Settlement                 Trust                 UK               Christopher G. French
Ling 2004 Settlement                   Trust                 UK                 Anthony W. Ling
O'Neill 2004 Trust                     Trust                 UK               Terence J. O'Neill
RJG Holding Company                 Corporation        Cayman Islands          Richard J. Gnodde
Sherwood 2004 Settlement               Trust                 UK               Michael S. Sherwood
Westerman 2004 Settlement              Trust                 UK                 Matthew Westerman
Zurrah Limited                      Corporation            Jersey                 Yoel Zaoui

     This Amendment No. 79 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 79 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.   SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.   IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.   PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding January 1, 2012.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

     The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 5,364,950 shares of Common Stock are subject to the Transfer Restrictions as of January 1, 2012.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

     Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 760,500 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

   Exhibit                                                 Description
-----------    ----------------------------------------------------------------------------------------------------
      A.       Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit
               G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

      B.       Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of
               The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the
               Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

      C.       Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
               005-56295)).

      D.       Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to
               Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

      E.       Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
               005-56295)).

      F.       Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial
               Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

      G.       Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to
               Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
               005-56295)).

      H.       Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended
               December 31, 2009 (File No. 001-14965)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                             CONVICTIONS OR       BENEFICIAL
                                                                              VIOLATIONS OF     OWNERSHIP OF THE
                                                                             FEDERAL OR STATE  COMMON STOCK OF THE
                                                              PRESENT         LAWS WITHIN THE    GOLDMAN SACHS
NAME                   CITIZENSHIP   BUSINESS ADDRESS        EMPLOYMENT       LAST FIVE YEARS     GROUP, INC.
---------------------  -----------  -------------------  ------------------  ----------------  -------------------
Steven M.Bunson            USA      200 West Street      Managing Director,        None        Less than 1% of the
                                    New York, NY         The Goldman Sachs                     outstanding shares
                                    10282                Group, Inc.                           of Common Stock.

Michael H. Richardson      UK       26 New Street,       Partner,                  None        None
                                    St. Helier, Jersey,  Bedell Cristin
                                    JE4 3RA

Anthony J. Dessain         UK       26 New Street,       Partner,                  None        None
                                    St. Helier, Jersey,  Bedell Cristin
                                    JE4 3RA

                                                                         ANNEX B

ITEMS 2(D) AND 2(E).    INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 26,491,283 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. An additional 9,331,851 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that are scheduled to become exercisable on or about January 19, 2012.

On or about January 19, 2012, 8,364,524 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of January 1, 2012. Upon delivery of the shares pursuant to the terms of the restricted stock units or the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On December 28, 2011, an aggregate of 24,203 shares of Common Stock were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
Laurent Lellouche             November 21, 2011              1,875                  90.0000
Alasdair J. Warren            November 23, 2011              1,313                  89.0284
Charles F. Adams              November 25, 2011                389                  89.9800
Pierre-Emmanuel Y. Juillard   November 25, 2011                800                  87.7500
Laurent Lellouche             November 25, 2011              2,073                  87.7500
Paul M. Russo                 November 25, 2011              1,506                  88.9645
Paul M. Russo                 November 25, 2011              5,000                  89.0015

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
David A. Lehman               November 22, 2011              1,000                  88.9000
Allan S. Levine               November 22, 2011              3,000                  89.0197
David M. Marcinek             November 22, 2011                900                  89.4000
David M. Marcinek             November 23, 2011                800                  89.5900

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired interests in the Common Stock fund representing the number of Other Shares set forth below:

COVERED PERSON                TRANSACTION DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
Douglas L. Feagin             November 22, 2011              1,447                    89.40
Vivek Bohra                   November 29, 2011                  3                    88.81
Donald J. Duet                November 29, 2011                  4                    88.81
Douglas L. Feagin             November 29, 2011                  6                    88.81
Anthony Noto                  November 29, 2011                  1                    88.81
Anthony Noto                  November 30, 2011                  1                    95.86
Anthony Noto                  December 15, 2011                  1                    91.90
Anthony Noto                  December 30, 2011                  1                    90.43

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:


                                           NUMBER   STRIKE                  NUMBER       NUMBER
                                            OF      PRICE    SALES PRICE   OF SHARES   OF SHARES
 COVERED PERSON       DATE OF EXERCISE    OPTIONS   (IN $)      (IN $)       SOLD       RETAINED
-------------------   -----------------   -------  --------  -----------  -----------  ----------
Harvey M. Schwartz    November 21, 2011        13     91.61      91.8000           13           0
Thalia Chryssikou     November 22, 2011       483     78.87      89.3804          483           0
Dimitrios Kavvathas   November 23, 2011       722    83.205      88.9100          722           0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                         NUMBER OF     ACQUISITION OR
COVERED PERSON         TRANSFER DATE       SHARES        DISPOSITION
-----------------    -----------------   ----------    ---------------
Abby Joseph Cohen    November 25, 2011          280    Disposition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:


                                                         STRIKE
                              INSTRUMENT AND  NUMBER OF  PRICE
COVERED PERSON                   POSITION      SHARES    (IN $)    MATURITY DATE
----------------------------  --------------  ---------  ------  ----------------
Johannes M. Boomaars          Call Written        2,700     155  April 21, 2012
Nicholas F. Burgin            Call Written        5,000     110  April 21, 2012
Michael J. Carr               Call Written       14,000     115  January 21, 2012
Francois-Xavier de Mallmann   Call Written        3,000     120  January 21, 2012
Francois-Xavier de Mallmann   Call Written        2,000     125  January 21, 2012
Francois-Xavier de Mallmann   Call Written        2,000     130  January 21, 2012
Francois-Xavier de Mallmann   Call Written        2,000     150  January 21, 2012
Enrico S. Gaglioti            Call Written        5,000     125  January 21, 2012
Justin G. Gmelich             Put Written        12,500     105  January 21, 2012
Justin G. Gmelich             Call Purchased     12,500     115  January 21, 2012
David J. Greenwald            Call Written        1,000     120  April 21, 2012
Todd Hohman                   Put Written         4,000      75  January 21, 2012
Andrew J. Kaiser              Call Written        1,500     180  January 21, 2012
David A. Lehman               Call Written        8,000     150  January 21, 2012
Gwen R. Libstag *             Call Written        2,500     165  January 21, 2012
Gwen R. Libstag *             Call Written        2,500     175  January 21, 2012
Gwen R. Libstag *             Call Written        5,000     180  January 21, 2012
Gwen R. Libstag *             Call Written        2,500     185  January 21, 2012
Gwen R. Libstag *             Call Written          300     190  January 21, 2012
Gwen R. Libstag *             Call Written        2,500     195  January 21, 2012
John A. Mahoney               Call Written       12,800     125  April 21, 2012
Avinash Mehrotra              Call Purchased      1,500     100  January 21, 2012
Avinash Mehrotra              Call Written        2,000     165  April 21, 2012
Paul M. Russo                 Call Written       20,000     100  April 21, 2012
Paolo Zannoni                 Put Written         7,500     100  January 21, 2012
Paolo Zannoni                 Put Written         8,300      90  January 21, 2012

----------
* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2012

                                       By:     /s/ Beverly L. O'Toole
                                               ----------------------
                                       Name:   Beverly L. O'Toole
                                       Title:  Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                            Description
---------     ----------------------------------------------------------------------------------------------------
     A.       Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit
              G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     B.       Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of
              The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the
              Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

     C.       Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
              005-56295)).

     D.       Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to
              Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

     E.       Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
              005-56295)).

     F.       Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial
              Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

     G.       Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to
              Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
              005-56295)).

     H.       Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended
              December 31, 2009 (File No. 001-14965)).